Form 1 Page 1 Execution Page	UNITED STATES SECURITIES AND EXCHANGE COMMISSION WASHINGTON, D.C. 20549 APPLICATION FOR, AND AMENDMENTS TO APPLICATION FOR, REGISTRATION AS A NATIONAL SECURITIES EXCHANGE OR EXEMPTION FROM REGISTRATION PURSUANT TO SECTION 5 OF THE EXCHANGE ACT	Date filed (MM/DD/YY): 07/30/2014	OFFICIAL USE ONLY

WARNING: Failure to keep this form current and to file accurate supplementary information on a timely basis, or the failure to keep accurate books and records or otherwise to comply with the provisions of law applying to the conduct of the applicant would violate the federal securities laws and may result in disciplinary, administrative, or criminal action.

INTENTIONAL MISSTATEMENTS OR OMISSIONS OF FACTS MAY CONSTITUTE CRIMINAL VIOLATIONS

☐ APPLICATION ☒ AMENDMENT

1. State the name of the applicant: BOX Options Exchange LLC
2. Provide the applicant's primary street address (Do not use a P.O. Box):
   101 Arch Street, Suite 610, Boston, MA 02110
3. Provide the applicant's mailing address (if different):
4. Provide the applicant's business telephone and facsimile number:
   617-235-2235 (Telephone) 617-235-2253 (Facsimile)
5. Provide the name, title, and telephone number of a contact employee:
   Lisa J. Fall (Name) President (Title) 617-235-2235 (Telephone Number)
6. Provide the name and address of counsel for the applicant:
   Alanna Barton
   101 Arch Street, Suite 610
   Boston, MA 02110
7. Provide the date applicant's fiscal year ends: December 31
8. Indicate legal status of applicant: ☐ Corporation ☐ Sole Proprietorship ☐ Partnership ☒ Limited Liability Company ☐ Other (specify):

   If other than a sole proprietor, indicate the date and place where applicant obtained its legal status (e.g. state where incorporated, place where partnership agreement was filed or where applicant entity was formed):

   (a) Date (MM/DD/YY): 08/06/2010 (b) State/Country of formation: Delaware, USA

   (c) Statute under which applicant was organized: DLLCA Sec. 18-201

2014 JUL 31 PM 12: 30
RECEIVED
SEC / MR


14011218

EXECUTION: The applicant consents that service of any civil action brought by , or notice of any proceeding before, the Securities and Exchange Commission in connection with the applicant's activities may be given by registered or certified mail or confirmed telegram to the applicant's contact employee at the main address, or mailing address if different, given in Items 2 and 3. The undersigned, being first duly sworn, deposes and says that he/she has executed this form on behalf of , and with the authority of , said applicant. The undersigned and applicant represent that the information and statements contained herein, including exhibits, schedules, or other documents attached hereto, and other information filed herewith, all of which are made a part hereof, are current, true, and complete.

Date: 07/24/2014 (MM/DD/YY) BOX Options Exchange LLC (Name of applicant)

By: [signature] (Signature) Lisa J. Fall, President (Printed Name and Title)

Subscribed and sworn before me this 30th day of July (Month), 2014 (Year) by Julie Ann McGoff (Notary Public)

My Commission expires 10/31/2019 County of Suffolk State of Mass


JULIE ANN McGOFF
NOTARY PUBLIC

This page must always be completed in full with original, manual signature and notarization. Affix notary stamp or seal where applicable.


BOX
OPTIONS EXCHANGE

July 30, 2014

RECEIVED
2014 JUL 31 PM 12:30
SEC / MR

Via FedEx

Mr. Christopher Grobbel
Division of Trading and Markets
U.S. Securities and Exchange Commission
100 F Street N.E.
Washington, DC 20549

Re: BOX Options Exchange LLC
Amendment No. 10 to Form 1

Dear Mr. Grobbel:

Enclosed for filing are an original and two copies of Amendment No. 10 to Form 1 (the "Amendment"). Specifically, BOX Exchange is filing a Form 1 amendment to Exhibit J to reflect the additions of Seth Lowenberger and Wayne Luthringshausen to the Directors of BOX Options Exchange LLC, as well as formation of a Hearing Committee and a Risk Committee, and a change in the members of the Compensation Committee.

Except as set forth above, neither the Form 1 nor any exhibits thereto are being changed by this Amendment No. 10.

Please do not hesitate to contact me if you have any questions.

Sincerely yours,

Lisa J. Fall
President

cc: Glen R. Openshaw, Esq.

Enclosures

COPY

101 Arch Street, Suite 610, Boston, MA 02110
Tel.: 617-235-2291 • Fax: 617-235-2253
www.boxexchange.com
135 S. LaSalle Street, Suite 4250, Chicago, IL 60603
Tel.: 312-251-7000 • Fax: 312-251-7001



BOX OPTIONS EXCHANGE

RECEIVED
2014 JUL 31 PM 12: 31
SEC / MR

BOX OPTIONS EXCHANGE LLC

AMENDMENT No. 10
to
FORM 1 APPLICATION
and
EXHIBITS

The Form 1 application is hereby amended as set forth in this Amendment No. 10. The Form 1 application is not being modified in any respect other than to the extent set forth below.


BOX®
OPTIONS EXCHANGE

RECEIVED
2014 JUL 31 PM 12: 31
SEC / MR

Amendment to:

Exhibit J

Request:
A list of the officers, governors, members of all standing committees, or persons performing similar functions, who presently hold or have held their offices or positions during the previous year, indicating the following for each:

1. Name.

2. Title.

3. Dates of commencement and termination of term of office or position.

4. Type of business in which each is primarily engaged (e.g., floor broker, specialist, odd lot dealer, etc.).

Exhibit J is hereby amended as set forth below. The Exhibit J is not being modified in any respect other than to the extent set forth below.

Amendment to Prior Response:

2. Directors:

Each of the following directors was elected on July 23, 2014 to a one-year term, each to serve until his replacement is duly elected or until his earlier death, disability, removal or resignation.

Name:	Title:	Primary Business:
James Boyle	Participant Director	Options trading
Thomas Kloet	BOX Holdings Director	CEO of Securities Exchange
Seth Lowenberger	Participant Director	Options trading
Wayne Luthringshausen	Non-Industry Director	None/Retired
Larry Mollner	Non-Industry Director	None/Retired
Paul Stevens	Non-Industry Director	None/Retired
Robert Whaley	Non-Industry Public Director	Professor


BOX
OPTIONS EXCHANGE

3. Committees:

Each of the following committee members was elected on July 23, 2014 to a one-year term, each to serve until his replacement is duly elected or until his earlier death, disability, removal or resignation.

Audit Committee

- Thomas Kloet
- Larry Mollner
- Paul Stevens

Compensation Committee

- Wayne Luthringshausen
- Larry Mollner
- Robert Whaley

Regulatory Oversight Committee

- Larry Mollner
- Paul Stevens
- Robert Whaley

Nominating Committee

- James Boyle
- Thomas Kloet
- Seth Lowenberger
- Wayne Luthringshausen
- Larry Mollner
- Paul Stevens
- Robert Whaley

Hearing Committee

- Jack Boyle
- Paul Finnegan
- Marie Mikell

Risk Committee

- James Boyle
- Wayne Luthringshausen
- Paul Stevens

Extremely Urgent



To: Grobbel, Christo
Department: HQ/TM
Phone: 202.551.5491
Route: HQ-7a
Mail Stop: 7010
Building: SP1
Package Type:
Sender Name:

100191982451000205490077072211
7990
7/31/2014 9:14:12 AM

http:

From: (617) 235-2234
Elizabeth Mahon
BOX Options Exchange LLC
101 Arch Street
Suite 610
Boston, MA 02110

Origin ID: LWMA



J142014061903uv

Ship Date: 30JUL14
ActWgt: 0.5 LB
CAD: 2505919/INET3550

Delivery Address Bar Code



SHIP TO: (202) 551-5777
Christopher Grobbel
U.S. Securities and Exchange Commis
100 F ST NE

WASHINGTON, DC 20549

BILL SENDER

Ref # Legal
Invoice #
PO #
Dept #

TRK# 0201 7707 2211 7990

THU - 31 JUL 8
FIRST OVERN

E1 YKNA

2(
DC-US
IAD



522G2/ED4F/8AC9

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